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SEC FILE NUMBER
8-43940

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CRT Capital Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

262 Harbor Drive
(No. and Street)

Stamford	Connecticut	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Mark Merritt — (203) 569-6471
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

333 Ludlow Street	Stamford	Connecticut	06902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, J. Christopher Young, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to CRT Capital Group LLC (the "Company") for the years ended December 31, 2003 and 2002 are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature　　　　　2-23-04
Date

J. Christopher Young
Managing Member

Notary Public

ROBERTA FABRIZIO
Notary Public
State of Connecticut
My Commission Expires June 30, 2005

CRT CAPITAL GROUP LLC
(S.E.C. I.D. No. 8-43940)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003 AND 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
Stamford, CT 06902-6982
USA

Tel: +1 203 708 4000
Fax: +1 203 708 4797
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Managing Members
of CRT Capital Group LLC

We have audited the accompanying statements of financial condition of CRT Capital Group LLC (the "Company") as of December 31, 2003 and 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits of the statements of financial condition provides a reasonable basis for our opinion.

In our opinion, such statements of financial condition presents fairly, in all material respects, the financial position of CRT Capital Group LLC at December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 20, 2004

CRT CAPITAL GROUP LLC

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
CASH	$ 274,486	$ 41,921,726
DUE FROM CLEARING ORGANIZATION	633,316	128,830
TRADING SECURITIES, pledged to clearing organization, at fair value	454,040,606	188,565,498
BANKRUPTCY CLAIMS AND TRADE RECEIVABLES, at estimated fair value	1,003,867	1,568,247
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - Net	4,218,292	4,679,697
DEBT ISSUANCE COSTS	747,060	982,974
OTHER ASSETS	2,086,948	2,046,161
TOTAL	$ 463,004,575	$ 239,893,133
LIABILITIES AND MEMBERS' CAPITAL		
LIABILITIES:		
Securities sold, not yet purchased, at fair value	$ 271,123,661	$ 106,407,433
Accounts payable and accrued expenses	25,380,346	15,263,003
Payable to clearing organization	16,011,560	631,178
	312,515,567	122,301,614
COMMITMENTS AND CONTINGENCIES (Note 8)		
SUBORDINATED BORROWINGS	33,750,000	33,750,000
MEMBERS' CAPITAL	116,739,008	83,841,519
TOTAL	$ 463,004,575	$ 239,893,133

See notes to statements of financial condition.

CRT CAPITAL GROUP LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION
YEARS ENDED DECEMBER 31, 2003 AND 2002

1. ORGANIZATION

CRT Capital Group LLC (the "Company") is a Connecticut limited liability company that was organized on December 31, 1993 as Credit Research & Trading LLC. The Company is organized pursuant to an operating agreement that expires on December 31, 2054.

The Company is a broker-dealer, research and investment banking (through its division, "Sheffield Merchant Banking Group") firm focused principally on equities, debt and convertible securities of distressed and non-distressed companies. The Company provides in-depth research, sales and trading coverage for these and related sectors of the capital markets. The Company is a market maker in certain stocks and is involved as agent, riskless principal or principal in other securities transactions. Sheffield Merchant Banking Group provides advisory merger and acquisition and restructuring services to corporations and institutional investors, and assistance to, principally, middle market companies in the raising of capital.

The Company is registered with the Securities and Exchange Commission as a broker-dealer in securities and the State of Connecticut as an investment adviser. Furthermore, the Company is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions - Trading Securities and Securities Sold, Not Yet Purchased are held principally for trading in the near term with the objective of generating profits on short-term differences in price. Securities transactions are recorded on the trade date at purchase cost or sales proceeds. The Company's trading securities are held as collateral under a margin agreement with the Company's clearing organization.

Securities are valued using quoted market prices or in the absence of a quoted market price at estimated fair value as determined by management. The net change in the difference between cost and market value or estimated fair value of securities held at the beginning and end of each period is reflected in principal transactions. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Bankruptcy Claims - From time to time the Company owns or conducts trading activities in securities and other instruments of companies operating under Chapter 11 of the United States Bankruptcy Code or similar reorganization proceedings in foreign jurisdictions. Such securities and other instruments may include bank debt, public or private debt securities, convertible securities, equity securities and trade or vendor receivables (collectively, "Bankruptcy Claims").

Certain Bankruptcy Claims traded by the Company, such as bank debt and trade or vendor receivables, are not deemed to be securities. Principal transactions entered for the account and risk of the Company and agency transactions on behalf of customers are recorded on settlement date. There were no such transactions pending at December 31, 2003. Ownership and future rights to recovery are transferred by

means of either participation agreement or assignment with notification of such assignment to the bankruptcy court.

The estimated fair value assigned to a Bankruptcy Claim is determined by management either based on quoted market prices, relevant transactions in the marketplace or by an evaluation of such factors as the rights of recovery relative to other claims of the same company, progress and outcome of the bankruptcy proceeding, and/or market indications.

Bankruptcy Claims are treated as non-allowable assets for the computation of net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

Clearance Arrangements - Pursuant to an agreement between the Company and its clearing organization, securities transactions of customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System as all customer accounts, as defined by such rules, are carried by the clearing organization.

Depreciation and Amortization - Office equipment is depreciated using the straight-line method over a useful life of two to six years. Furniture and fixtures and leasehold improvements are depreciated using the straight-line method over a useful life of the lesser of five years or the expected life of the lease.

Income Taxes - The Company, as a limited liability company, is treated substantially the same as a partnership for tax purposes and is exempt from federal and state income taxation. Accordingly, no provision is made for income taxes as they are the personal liability of the members.

Members' Capital - Contributions and distributions of capital are recognized when paid. All withdrawals and contributions of capital in 2003 were in cash.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The significant estimates included in the accompanying financial statements include fair values of Trading Securities and Bankruptcy Claims and Trade Receivables. Securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risks associated with securities, it is reasonably possible that changes in the values of securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements - In 2003, FASB issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS No. 150"), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of a nonpublic entity. For mandatorily redeemable financial instruments of a nonpublic entity, SFAS No. 150 is effective for existing or new contracts for the first fiscal period beginning after December 15, 2003. The FASB also issued FASB Staff Position 150-3 which delayed the implementation of SFAS No. 150 indefinitely for nonpublic entities pending further Board action. However, SFAS No. 150 is still applicable for SEC reporting entities. The Company has not completed the process of evaluating the impact that will result from adopting SFAS No. 150. The Company is therefore unable to disclose the impact

that adopting SFAS No. 150 will have on its financial condition and results of operations when such statement is adopted.

3. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and sold, not yet purchased, consist of trading securities at fair values at December 31, as follows:

	2003	
	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 13,750	$ -
Corporate bonds, debentures and notes	330,927,153	103,331,350
Corporate stocks	110,830,856	167,206,381
Options and warrants	12,268,847	585,930
	$ 454,040,606	$ 271,123,661

	2002	
	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 13,750	$ -
Corporate bonds, debentures and notes	156,967,632	30,601,481
Corporate stocks	29,654,764	75,592,435
Options and warrants	1,929,352	213,517
	$ 188,565,498	$ 106,407,433

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following at December 31:

	2003	2002
Furniture and fixtures	$ 130,048	$ 85,708
Office equipment	1,057,707	508,776
Leasehold improvements	2,659,990	3,111,572
Leased property under capital leases (Note 5)	2,289,754	2,183,930
Total, at cost	6,137,499	5,889,986
Accumulated depreciation and amortization	(1,919,207)	(1,210,289)
Total - net	$ 4,218,292	$ 4,679,697

5. CAPITAL LEASE

The following is an analysis of the leased property under capital lease by major fixed asset classification at December 31:

	2003	2002
Furniture and fixtures	$ 999,647	$ 994,397
Office equipment	1,290,107	1,189,533
Total, at cost	2,289,754	2,183,930
Accumulated depreciation	(713,844)	(117,994)
Total capital lease - net	$ 1,575,910	$ 2,065,936

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2003. Interest is calculated using a method which approximates the effective interest method:

Years ending December 31	
2004	$ 665,339
2005	616,767
2006	457,493
2007	1,949
Total minimum lease payments	1,741,548
Less - amount representing interest	(163,969)
Present value of net minimum lease payments	$ 1,577,579

6. NET CAPITAL

The Company is a registered broker-dealer in securities and is subject to Rule 15c3-1 under the Securities Exchange Act of 1934. Such rule prohibits a registered broker-dealer from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, a registered broker-dealer may be required to reduce its business if its "net capital ratio" (as defined) exceeds 12 to 1 and may be prohibited from expanding its business if such net capital ratio exceeds 10 to 1. Additionally, a registered broker-dealer may be required to reduce its business if its net capital falls below 120% of its "minimum net capital requirement" (as defined). Violation of the net minimum capital requirement may prohibit a registered broker-dealer from engaging in any securities transactions. The total of all non-allowable assets of the Company as of December 31, 2003 and 2002, including Bankruptcy Claims, were $57,763,868 and $40,232,336, respectively.

The Company's net capital information as of December 31, is as follows:

	2003	2002
Minimum net capital requirement ($440,000 for 2003, $285,000 for 2002 or 6 2/3% of aggregate indebtedness, whichever is greater)	$ 588,149	$ 381,288
Net capital	$24,647,294	$44,046,713
Net capital ratio	.36 to 1	.13 to 1

7. BENEFIT PLANS

The Company maintains a profit sharing and 401(k) Plan (collectively the "Plan") for all eligible employees. Employees become eligible for the Plan upon hire. The Plan provides for discretionary profit sharing contributions by the Company and voluntary contributions by the participants not to exceed $40,000 for the year ended December 31, 2003 and 2002. The Company's contributions to the Plan for the years ended December 31, 2003 and 2002 were approximately $851,995 and $453,138, respectively.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases - As of December 31, 2003, the minimum total rental commitments under non-cancelable leases for office space and equipment of $3,606,194 are as follows:

Years Ending December 31	
2004	$ 854,505
2005	808,666
2006	858,076
2007	867,958
2008	216,989
2009 and after	-
	$ 3,606,194

For the years ended December 31, 2003 and 2002 lease expense relating to leased office space and equipment was $1,275,433 and $1,293,496, respectively.

Litigation - The Company may from time to time be the subject of claims or named as a defendant in various legal actions. Management does not expect the Company to incur any material liability by reason of any such actions pending at the date hereof, nor does it expect that any such actions pending at the date hereof will have a material adverse effect on the Company's liquidity or operating results.

There are presently a number of disputes as to the proper settlement of trades in the when-issued market for the common stock of Chapter 11 debtor NTL, Inc. ("NTL"). Because the Company acted as a broker-dealer in the NTL when-issued market, it had a large volume of both purchases and sales of NTL when-issued stock. However, its own proprietary position at December 31, 2003 was a long position

(i.e. more purchases than sales) of 47,669 unadjusted shares (3,194 adjusted shares). At issue is whether or not and as of what date trades should settle to reflect the reduction in the number of shares ultimately issued by NTL from 200 million to 50 million, the equivalent of a 1 to 4 reverse stock split.
There are presently three actions pending in the Supreme Court of the State of New York ("Supreme Court") regarding the NTL matter. Based on advice of legal counsel, management believes that if the cases go to trial it is probable that a consistent resolution will be obtained. A consistent resolution, either adjusted, unadjusted or with the establishment of a record date, would result in no material adverse effect on the Company's financial condition or results of operations.

In addition to the three cases in the Supreme Court, there are presently three NASD arbitrations regarding the NTL matter brought by individual counterparties. Potential damages claimed against the Company in connection with these three NASD arbitrations aggregate $4.6 million. Although management believes that the outcome of the arbitrations is likely to be influenced by the Supreme Court action with no material adverse affect on the Company's financial condition or results of operations, an adverse result in this matter in the amount of the claimed damages is reasonably possible.

9. SUBORDINATED BORROWINGS

During 2002 the Company issued 14% subordinated notes which are due on March 31, 2007. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Additionally, the subordinated borrowing agreement requires the Company to be in compliance with certain affirmative and negative covenants to prevent an acceleration of payments or an event of default which would cause the subordinated borrowings to come due. The Company is required to make assertions to the subordinated lenders that they are in compliance with those covenants. As of December 31, 2003, on a quarterly basis, the Company has made assertions that the Company is in compliance with the covenants.

10. MEMBERS' CAPITAL

The Company allows certain employees (collectively, "CRT Principals LLC") and strategic partners (collectively, "Subordinated Membership Participation Interests" and "CRT Investors LLC") to make investments in the Company and receive fixed preferential returns and variable performance based returns on invested capital. As of December 31, 2003 and 2002, Members' Capital is comprised of the following:

	2003	2002
Managing Members	$ 31,023,244	$22,544,658
CRT Principals LLC	73,714,664	50,533,407
CRT Investors LLC	11,465,349	10,117,627
Subordinated Participating Membership Interests	535,751	645,827
	$116,739,008	$83,841,519

Subordinated Participating Membership Interests receive quarterly allocations of their pro-rata share of net income. Their pro-rata share of net income for the fourth quarter of 2003 of $535,413 was subsequently distributed to them in 2004.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a securities broker, the Company is engaged in the buying and selling of securities for a diverse group of, principally, corporations and institutional investors. The Company's transactions are executed with and on behalf of institutions, including other brokers and dealers, commercial insurance companies, commercial banks, pension plans and funds, and other financial and non-financial institutions. The Company introduces these transactions for clearance to Pershing on a fully disclosed basis.

The agreement between the Company and its clearing organization provides that the Company is obligated to assume any exposure related to the nonperformance of its customers. The Company seeks to control the risk associated with nonperformance by monitoring its customer activity through the review of information it receives from its clearing organization on a daily basis. Open securities transactions at December 31, 2003 and 2002 were subsequently cleared by the delivery of the related securities or payment to the customer.

The Company enters into various transactions involving derivatives and financial instruments. These financial instruments include over-the-counter options and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

When-issued securities provide for the delayed delivery of the underlying instrument. The credit risk of owned options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by the issuer and market forces.

In addition, the Company has sold securities that it did not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003 and 2002 at the fair values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003 or 2002.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
Stamford, CT 06902-6982
USA

Tel: +1 203 708 4000
Fax: +1 203 708 4797
www.deloitte.com

February 20, 2004

CRT Capital Group LLC
262 Harbor Drive
Stamford, CT 06902

In planning and performing our audits of the financial statements of CRT Capital Group LLC (the "Company") for the years ended December 31, 2003 and 2002, on which we issued our report dated February 20, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of

the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practice or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP